FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2018

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of May 2018 and incorporated by reference herein is the Registrant's immediate report dated  May 23, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

May 23, 2018

PRESS RELEASE

Formula Systems Reports Record-Breaking Revenues of $373 Million for the First Quarter of 2018 with 20% Year over Year Growth

Or Yehuda, Israel, May 23, 2018 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2018, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the First Quarter Ended March 31, 2018

•

Consolidated revenues for the first quarter increased by 20.1% to a record-breaking $373.4 million, compared to $310.9 million in the same period last year.

•

Consolidated operating income for the first quarter, increased by 59% to $25.8 million, compared to $16.2 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the first quarter was $7.2 million, or $0.48 per fully diluted share, compared to $0.5 million, or $0.04 per fully diluted share, in the same period last year.

•

As of March 31, 2018, Formula held 49.18%, 48.12%, 47.12%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

•

Consolidated cash, short-term investments in marketable securities and bank deposits totaled to approximately $269.0 million as of March 31, 2018.

•

Total consolidated equity as of March 31, 2018, was $782.3 million (representing 48.9% of the total balance sheet).

•

As of March 31, 2018, Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under loans granted from other financial institutions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report a record-breaking quarter with double-digit growth across all our key financial indicators.

"In the first quarter of 2018, Matrix achieved significant growth across all its key financial indicators, including revenues, gross profit, operating income and net profit. Matrix reports these increases, in spite of the competition in the sector in which Matrix operates the frequent changes and the challenges in recruiting technology experts. Matrix reported record-breaking revenues of NIS 777.7 million in the first quarter of 2018, reflecting an increase of 11.6% year over year. Operating income increased to NIS 52.1 million, reflecting an increase of 7.2% year over year and net income attributable to Matrix shareholders soared to NIS3 4.2 million, reflecting an increase of 21.9% year over year."

“Matrix has zeroed in on the U.S. market as its next strategic market and is currently in the process of merging a number of U.S. companies that it has acquired over the past two years. At the same time, Matrix continues to acquire companies and activities in Israel to expand its value propositions to its customers in the areas of analytics and big data, cyber, cloud computing, digital and mobile, regulation and compliance, training and deployment. Matrix continues to be recognized as a leading company in Israel, including being ranked among the top 50 companies and the first among all the software services companies in Israel.”

“Magic continued the forward momentum of the very strong 2017 and reported record-breaking results for the first quarter of 2018 powered by the continued high demand for its products and professional services across all of its regions and markets. Magic’s fiscal year 2018 is off to an excellent start with revenues at an all-time high of $69.7 million, operating income of $7.6 million and non-GAAP operating income1 of $9.7 million, up 15%, 19% and 16% respectively year over year, driven almost exclusively by organic growth."

“In keeping with its successful strategic direction, Magic remains focused on expanding its customer base as it continues to evolve its portfolio with powerful and innovative technologies in the fields of software application development, mobile, cloud, big data, and especially in integration, which I believe will account for the majority of an organization’s digital transformation efforts."

“The results of the first quarter of 2018 reflect that Sapiens is back on track with the execution of its long-term strategy to be a leading global provider of insurance software solutions and services. Now that Sapiens has completed the integration of its recent acquisitions including Stone River, Adaptik and KnowledgePrice, it is able to realize deal synergies while maximizing its acquired talent. The first quarter non-GAAP2 operating margin was 12.5% and Sapiens remains on track to improve operating margins throughout 2018 and reiterate the 2018 non-GAAP operating margin guidance of 12% to 13% with revenue in the range of $280-$285 million (on a non-GAAP basis)."

“Lastly, since its launch in January 2018, we are pleased with the positive adoption rate of Michpal’s new product and new service line – "Michpal Pension" and "Michpal PensionPlus” –  by its existing customer base. This new business line is the first step in our business strategy to expand Michpal’s offerings.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2018	2017
	Unaudited
Revenues	373,375	310,878
Cost of revenues	290,035	244,549

Gross profit	83,340	66,329
Research and development costs, net	10,946	7,811
Selling, general and administrative expenses	46,580	42,280
Operating income	25,814	16,238

Financial income (expenses), net	(1,971)	(7,027)	(*)

Income before taxes on income	23,843	9,211	(*)
Taxes on income	6,118	2,933

Income after taxes	17,725	6,278	(*)
Equity in gains (losses) of affiliated companies, net	70	212

Net income	17,795	6,490	(*)
Net income attributable to redeemable non-controlling interests	1,529	607	(*)
Net income attributable to non-controlling interests	9,027	5,338	(*)

Net income attributable to Formula's shareholders	7,239	545	(*)

Earnings per share (basic)	0.49	0.04	(*)
Earnings per share (diluted)	0.48	0.04	(*)

Number of shares used in computing earnings per share (basic)	14,730,032	14,303,051
Number of shares used in computing earnings per share (diluted)	15,558,711	14,707,786

*) Adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	March 31,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	251,621	245,936
Marketable securities	14,043	14,138
Short-term deposits	3,352	735
Trade receivables	374,457	385,778
Other accounts receivable and prepaid expenses	49,834	44,915
Inventories	2,977	3,299
Total current assets	696,284	694,801

LONG-TERM ASSETS:
Deferred Taxes	14,944	15,878
Prepaid expenses and other accounts receivables	21,707	16,581
Total long-Term assets	36,651	32,459

INVESTMENTS IN COMPANIES ACCOUNTED
FOR AT EQUITY METHOD	25,393	25,315

PROPERTY, PLANTS AND EQUIPMENT, NET	29,741	29,807

NET INTANGIBLE ASSETS AND GOODWILL	810,825	781,255

TOTAL ASSETS	1,598,894	1,563,637

CURRENT LIABILITIES:
Liabilities to banks and others	77,704	70,819
Debentures	54,576	4,826
Trade payables	87,103	95,339
Deferred revenue and customer advances	68,375	58,905
Employees and payroll accrual	104,501	111,707
Other accounts payable	48,790	53,145
Liabilities in respect of business combinations	3,947	6,811
Redeemable non-controlling interests	33,686	31,395
Total current liabilities	478,682	432,947

LONG-TERM LIABILITIES:
Liabilities to banks and others	116,253	135,616
Other long term liabilities	6,476	7,244
Debentures, net of current maturities	127,756	133,739
Deferred taxes	38,578	36,605
Deferred revenues	8,816	9,340
Liabilities in respect of business combinations	9,209	4,711
Redeemable non-controlling interests	21,793	21,481
Employee benefit liabilities	8,992	9,032
Total long-term liabilities	337,873	357,768

EQUITY
Equity attributable to Formula Systems (1985) shareholders’	365,919	359,202
Non-controlling interests	416,420	413,720
Total equity	782,339	772,922

TOTAL LIABILITIES AND EQUITY	1,598,894	1,563,637

FORMULA SYSTEMS (1985) LTD.
STANDALONE FINANCIAL DATA HIGHLIGHTS
U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	(Unaudited)

Debentures	103,371	59,503

Other financial liabilities	25,471	38,911

Formula shareholders' equity	365,919	359,202

Cash, cash equivalents and short-term marketable securities	55,398	14,842

Fair market value of equity holdings in publicly traded subsidiaries	723,950	835,400

Footnotes

1 Non-GAAP measures as detailed in Magic Software Enterprises’ press release from May 16, 2018

2 Non-GAAP measures as detailed in Sapiens’ press release from May 7, 2018